Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, N.W. Washington, DC 20036-5306 Tel 202.955.8500 www.gibsondunn.com

July 24, 2023	Evan M. D’Amico Direct: +1 202.887.3613 Fax: +1 202.530.4255 EDAmico@gibsondunn.com

VIA EDGAR

Robert Arzonetti

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Vahanna Tech Edge Acquisition I Corp.

Amendment No. 2 to Form S-4

Filed June 30, 2023

File No. 333-269747

Dear Mr. Arzonetti:

On behalf of Vahanna Tech Edge Acquisition I Corp. (the “Company”), please find responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated July 20, 2023 (the “Comment Letter”) with regard to Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-269747) filed by the Company on June 30, 2023 (the “Registration Statement”). The responses are based on information provided to us by the Company. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Registration Statement.

Set forth below in italics are the comments contained in the Comment Letter. Immediately below each of the Staff’s comments is the Company’s response to such comment. For the convenience of the Staff’s review, each of the numbered paragraphs below correspond to the numbered comment in the Comment Letter.

The Company is concurrently providing to the Commission Amendment No. 3 to the Registration Statement, as filed on EDGAR on the date hereof (“Amendment No. 3”).

Questions and Answers

Summary, page 1

1.

We note your response to comment 1 and reissue in part. Please revise to clarify the reasons for having the company treated as a United States corporation in Delaware versus the British Virgin Islands. What are the consequences of not demonstrating US corporation status? Is there a preference for Delaware or the British Virgin Islands? Additionally, with a view to disclosure, advise us if the company will know the redemption figures prior to the shareholder meeting and, if so, whether and how the company intends to inform shareholders of the place of incorporation.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has included additional requested disclosure on pages xi, 3, 102 and 274 of Amendment No. 3. The Company will know redemption figures on the evening of the redemption deadline, the date that is two business days prior to the Company’s shareholder meeting. The Company intends to issue a press release informing shareholders of the number of shares redeemed and whether the Domestication Proposal will be called for a vote or if the Company will continue as a British Virgin Islands entity following the consummation of the transaction. The Company has included additional disclosure on pages xi, 3 and 102 of Amendment No. 3.

Recommendation of the Vahanna Board of Directors, page 123

2.

We note your response to comment 4 and reissue in part. Please revise to clarify the nature of the professional relationships between Mr. Ramgopal and Messrs. Kalra and Malhotra. Please also revise elsewhere as appropriate.

Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, N.W. Washington, DC 20036-5306 Tel 202.955.8500 www.gibsondunn.com

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised disclosure on pages 129, 130 and 235 of Amendment No. 3 to clarify the nature of the professional relationships between Mr. Ramgopal and Messrs. Kalra and Malhotra.

Information About Roadzen, page 148

3.

We note your response to comment 2 and reissue in part. Please revise the “Information About Roadzen” section to disclose the material terms of the agreements with the material customers discussed on page 36, including the duration of the agreements and termination provisions. Please also disclose the approximate number of customers for each period presented and your limited customer base in this section and elsewhere as appropriate. Additionally, discuss the reason(s) these customers have ceased or will cease being major sources of revenue. Please file the contracts discussed on page 36 as exhibits or tell us why they are not required to be filed under Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised pages 37, 38, 169, 170, and 175 to further discuss the material terms of the arrangements with the material customers. The Company respectfully advises the Staff that Roadzen does not have an agreement or formal arrangement with one of the customers and that pages 38, 170 and 175 illustrate the nature of the commercial relationship between insurance brokers and providers in India. The Company further advises the Staff that it has revised page 37, 169 and 175 to disclose Roadzen’s approximate number of customers for its fiscal years ended March 31, 2023 and 2022. The Company further advises the Staff that the customer that represented a material portion of Roadzen’s revenues for the fiscal year ended March 31, 2022 no longer represented a material portion of revenues for the fiscal year ended March 31, 2023 because Roadzen generated less revenue from that customer in the fiscal year ended March 31, 2023 and generated more revenue from other customers during that same period. Additionally, the customers that represented a material portion of Roadzen’s revenue for the fiscal year ended March 31, 2023 no longer represent a major source of revenue for the consolidated company going forward because of Roadzen’s acquisitions of GIM and NAC, respectively. The Company respectfully advises the Staff that it believes the contracts discussed on page 36 of Amendment No. 2 are not required to be filed as exhibits under Item 601(b)(10) of Regulation S-K because these contracts were made in the ordinary course of business and do not represent a material portion of the combined company’s revenue.

4.

We note your response to comment 6 and reissue in part. Please revise your disclosure here and where appropriate to include the relative sizes of Roadzen, Global Insurance Management and National Automobile Club. Please provide such information in a format to facilitate the ease of such comparison.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised page 160 accordingly.

Unaudited Prospective Financial Information, page 196

5.

We note your response to comment 7 and reissue in part. Please revise to disclose the basis for assuming that the GIM “legacy policies” will be renewed upon expiration. With respect to the statement on page 37 that the company, in the past, has had to “reduce the average fixed fees and/or commissions charged,” please revise page 199 to clarify the basis for assuming that such reductions will not be required going forward.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised pages 203 and 204 accordingly. The Company respectfully advises the staff that Roadzen’s assumption that GIM’s legacy policies will be renewed upon expiration is based on historical trends and customer retention rates at GIM that have remained consistent over time. Additionally, GIM does not rely heavily on individual customer renewals but rather

Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, N.W. Washington, DC 20036-5306 Tel 202.955.8500 www.gibsondunn.com on contracts with enterprise clients such as large automakers, dealerships and automobile distribution partners. The Company respectfully advises the Staff that (i) the statement on page 37 of Amendment No. 2 that the company, in the past, has had to “reduce the average fixed fees and/or commissions charged” applies only to Roadzen and not to GIM and (ii) Roadzen has experienced such fee reductions only on a few rare occasions involving volume-based discounts on large contracts. Roadzen nonetheless chose to include this disclosure because there is always a commercial risk that a business may have to reduce fees or concede on terms in negotiating agreements with customers. Accordingly, the risk discussed on page 37 of Amendment No. 2 is not inconsistent with the assumptions Roadzen made concerning GIM’s revenue growth when preparing the projected financial information discussed on page 199 of Amendment No. 2. Furthermore, the Company respectfully advises the staff that Roadzen has revised page 203 to clarify that it projects no reduction in the average fixed fees and/or commissions charged.

Interests of Roadzen Directors and Executive Officers, page 227

6.

We note your response to comment 10 and reissue in part. Please quantify the aggregate dollar amount of what the company’s officers and directors have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the officers and directors are awaiting reimbursement. In this regard, we note the success fee to be paid to Indus LLP, which is controlled by the CEO.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has aggregated existing disclosure and supplemented such disclosure to present in table format the aggregate amount of at risk capital of the directors and officers of the Company, as found on pages 126, 127, 232 and 233 of Amendment No. 3. As a clarifying note, the Company respectfully advises the Staff that the CEO and the Chairman of the Company together control Indus LLP.

* * *

Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, N.W. Washington, DC 20036-5306 Tel 202.955.8500 www.gibsondunn.com

If the Staff of the SEC has any questions or comments regarding the foregoing, please contact the undersigned, Evan D’Amico of Gibson, Dunn & Crutcher LLP, by telephone at (202) 887-3613 or via email at edamico@gibsondunn.com.

Sincerely,

/s/ Evan M. D’Amico

Evan M. D’Amico